                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                           Texas Pacific Land Trust
                    ---------------------------------------
                                (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
   -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    882610108
                      ----------------------------------
                                 (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                  Main Street,
                          Norwich, Vermont 05055-0850
                                 (802) 649-3633
                  ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 1995
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108


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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455
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(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------
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     Number of Sub-Shares                 (7)  Sole Voting Power
     Beneficially Owned                        ----------------------
     by Each Reporting
     Person With                          (8)  Shared Voting Power
                                               ----------------------
                                               246,000

                                          (9)  Sole Dispositive Power
                                               ----------------------

                                         (10)  Shared Dispositive Power
                                               ------------------------
                                               246,000

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              246,000

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

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(13)  Percent of Class Represented by Amount in Row (11)  Approximately 8.1%

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(14)  Type of Reporting Person (See Instructions)      HC, CO

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                                 CUSIP NO. 882610108

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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

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(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------
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     Number of Sub-Shares                 (7)  Sole Voting Power
     Beneficially Owned                        ----------------------
     by Each Reporting
     Person With                          (8)  Shared Voting Power
                                               ----------------------
                                               246,000

                                          (9)  Sole Dispositive Power
                                               ----------------------

                                         (10)  Shared Dispositive Power
                                               ------------------------
                                               246,000

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                              246,000

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

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(13) Percent of Class Represented by Amount in Row (11)  Approximately 8.1%

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(14) Type of Reporting Person (See Instructions)            CO

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ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 2 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995, AS AMENDED BY AMENDMENT NO. 1 ON SEPTEMBER 8, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

         (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) FAEH owns all 246,000 Sub-Shares indirectly through FAE. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:


                                             Percentage of
                               Sub-Shares     Sub-Shares
                              Beneficially   Beneficially
                  Person         Owned          Owned
                  ------      ------------   -------------

                   FAEH          246,000         8.1%

                   FAE           246,000         8.1%


  (b) FAEH shares voting power and dispositive power with respect to the 246,000 Sub-Shares with FAE.


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  (c) Schedule II, attached hereto, describes all transactions by FAEH and FAE, and to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I, in Sub-Shares effected during the past 60 days.


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                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 1995

                               FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                               BY:       Michael S. Paquette
                                   ---------------------------------
                               Name:     Michael S. Paquette
                               Title:    Vice President and
                                          Controller


                               FUND AMERICAN ENTERPRISES, INC.


                               BY:       Terry L. Baxter
                                  ----------------------------------
                               Name:     Terry L. Baxter
                               Title:    President and Secretary


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                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in Schedule I within the last 60 days.


         Sold by         Date         Number Sold       Unit Price
         -------         ----         -----------       ----------
           FAE          8/30/95           6,500           28.461
           FAE          8/31/95           8,200           28.254
           FAE          9/01/95           5,900           28.303
           FAE          9/05/95           8,500           28.073
           FAE          9/07/95           1,100           27.511
           FAE          9/08/95           1,800           27.555
           FAE          9/11/95           4,100           27.110
           FAE          9/13/95           4,000           27.000
           FAE          9/18/95           3,700           27.000
           FAE          9/19/95           1,000           27.000
           FAE          9/20/95           4,300           27.471
           FAE          9/21/95           4,300           27.471
           FAE          9/25/95           1,000           27.500
           FAE          9/26/95           1,400           27.500
           FAE          9/29/95           5,000           27.000
           FAE         10/04/95           3,300           27.000

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